Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: March 22, 2021

Squawk Alley

CNBC

March 22, 2021

Leslie Picker: Welcome back. App software firm ironSource is going public via SPAC merger with Thoma Bravo Advantage. The deal values the combined company at $11.1 billion. It is expected to close in the second quarter. So, joining us now to discuss, Orlando Bravo, Thoma Bravo Advantage Chairman and Thoma Bravo Founder and Tomer Bar Zeev, CEO and Co-Founder of ironSource. Thank you both so much for being here. Tomer, I want to start with you, in the press release announcing the deal you said, “despite our previous progress pursuing a traditional IPO, when we met with Thoma Bravo Advantage we found an alignment with vision and shared conviction about the long-term growth we can drive at ironSource that made the perfect the partner as we take this next step in growing our company.” What exactly are your next steps for growth and why is it that Thoma Bravo Advantage is the “perfect partner for you?”

Tomer Bar Zeev: Sure, good morning Leslie, thanks for having me. Well, ironSource for the last decade we’ve been building this business platform for the app economy. Helping app developers concentrating in creating great apps where we help them grow that app and transform into a scalable, successful business. We’ve become the platform of choice for all of these guys. The way forward, we provide a platform that goes deeply integrated within those app developers and we constantly add additional services and additional products that help them grow. So we would grow both in the current categories we work in. We’re very well known for our solutions for game developers and will expand it to other categories. Already today we work with the biggest telecom operators helping them better engage with their users through the app economy. So, we have plenty room to grow there both organically and non-organically. And actually, that was quite one of the main reasons to partner with Orlando and the rest of the Thoma Bravo team, being the best investors there is in software to help us grow, again, with organically and non-organically, continue consolidating the market around us and executing the best we can in doing that.

Leslie: Orlando, they have the stock chart up right now of Thoma Bravo Advantage showing its down about 3 quarters of a percent. On this deal announcement, shares overall down a little over 3% since the news was first leaked about a week ago. Why is it that you think investors are less enthused about this deal than perhaps the two of you are?

Orlando Bravo: Well Leslie, good to see you again, thanks for having me and Tomer, thanks for those comments. And look, this is all about ironSource and long-term fundamental value. I can tell you that in our 20 years of investing in software only, ironSource is one of the best companies we’ve seen with one of the best management teams. And now we have the privilege to back them both in our public vehicle and through investing directly in the company. This is one of the most special companies out there in the software world and we get the privilege of doing this. We are extremely excited about this based on both the near-term and long-term fundamentals of the business.

John Fortt: Tomer, I wonder how to think about your runway, because what I look at it, you’re sort of a Shopify but for app developers, right? Providing those tools, those resources to simplify the part of it that they don’t want to spend all of their time focused on. How does that translate internationally? How does that play with some of the movement in dev op start-ups that we’re starting to see that are also ready to come public and introducing new ways for app developers to get efficient work done?

Tomer: Sure. Thank you, John. So actually, our main mission is to make the lives of those app developers much easier. We truly want them to concentrate on one thing only which is creating great apps, great content for all of us to enjoy, when we as a platform help them take up that development, take that app and scale it into a business. If you look at what happened in the gaming category, for example, it’s truly fascinating the way we’ve democratized content creation where you can find situations today where you can as users enjoy the games, the apps of the top triple A game developers out there, as well as the long tail very small game developers that can win and all of a sudden become top charts like an Among Us or Joint Clash; this is thanks to the platform that really is making their lives easier. These platforms are really helping them make great content while we help them scale. I think this is exactly where the app economy is going. We are outsourcing, we are basically putting in the cloud, in our platform solution, all the solutions that they need so they can concentrate. And I think this is the main factor that is helping this growing app economy and game economy expand so quickly as we’ve seen in the last decade.

Leslie: Speaking of doing things quickly, Orlando, this was a pretty quick turnaround from raising a SPAC to actually announcing a SPAC. Just over two months to do so. What do you think drove the expediency and how does this inform your thinking about potentially doing more SPACs in the future?

Orlando: Yeah so look, we’ve already been fortunate once we took our company public that we got hundreds of inbounds from high-quality software companies. But once we met Tomer and the team, I would call us, we got lucky. We met some of the best software companies we have ever seen. Going back to Tomer’s point, the ultimate place that you can get software is when the software company that you invest in runs the entire business of the customer and that’s what ironSource does. They create a business out of an app and run that entire business and on top of that, they deliver that in a business model that produces one of the best numbers we’ve ever seen. 83% last year growth, 31% EBITDA margins and 150% net retention rates. So, to get back to your question, we were super fortunate and feel very lucky and grateful to be partnered with this team. Once we saw it that’s all we wanted to do and, of course, will do more publicly, because we’ve had a great experience with the first one.

Leslie: We will keep an eye out for that. Thank you, Orlando and Tomer for joining us to talk about your deal.

Tomer: Thank you Leslie, thank you very much.

Orlando: Thank you.

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Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.